301 Winding Road Old Bethpage, NY 11804 212-750-0371 www.pwreit.com

December 28, 2020

Dear fellow shareholder:

This letter is being distributed by Power REIT (the “Trust”) to all holders of record of shares of its common shares, par value $0.01 per share (“Common Shares”) at 5:00 p.m., Eastern Standard Time, on December 28, 2020 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) by the Trust of non-transferable subscription rights (the “Rights”) to subscribe for and purchase Common Shares of the Trust. The Rights and underlying shares of Common Shares are described in the Prospectus dated December 22, 2020 (the “Prospectus”), a copy of which accompanies this letter.

The Trust is offering an aggregate of up to 2,022,139 of its Common Shares in the Rights Offering, as described in the Prospectus, at a subscription price of $26.50 per share (the “Subscription Price”).

The Rights will expire and cease to have any value if not exercised prior to 5:00 p.m., Eastern Standard Time, on January 22, 2021 (the “Expiration Date”), unless the Rights Offering is extended.

As described in the accompanying Prospectus, you will receive one Right for each share of Common Share owned on the Record Date. The Rights will be evidenced by non-transferable Rights Certificates (the “Rights Certificates”) which has a Rights Subscription Agreement on its reverse side (the “Rights Subscription Agreement”). Each Right will allow you to subscribe for one (1) Common Share at the Subscription Price. For example, if you owned 1,000 Common Shares as of 5:00 p.m., Eastern Standard Time, on the Record Date, you would receive 1,000 Rights and would have the right to purchase 1,000 Common Shares at the Subscription Price (for a total payment of $26,500). Additionally, holders of Rights may subscribe for additional shares of our Common Shares through an over-subscription privilege by indicating the desired additional shares on the Rights Subscription Agreement.

Enclosed are copies of the following documents:

1.	Prospectus;
2.	Rights Certificate/Rights Subscription Agreement
3.	Control Letter which includes your name, address, rights total and control number; and
4.	Instructions as to the use of Power REIT Rights Certificates

Your prompt action is necessary to exercise your Rights. To exercise the Rights, you must deliver the following items to Power REIT at the address in the letterhead above and as indicated in the Prospectus:

1.	The properly completed and signed Rights Certificate/Rights Subscription Agreement
2.	A copy of the Control Letter which includes your name, address, rights total and control number.
3.	Payment of the Subscription Price in full for each Common Share subscribed for pursuant to the Rights including payment for any desired shares pursuant to the over-subscription privilege, payable to Power REIT, as indicated in the Prospectus.

We must receive the Rights Certificate/Rights Subscription Agreement with payment of the Subscription Price, including final clearance of any uncertified checks, prior to 5:00 p.m., Eastern Standard Time, on the Expiration Date. Additional copies of the enclosed materials may be obtained from the Trust. The Company’s telephone number is: (212) 750-0371 and its email is: ir@pwreit.com.

Very truly yours,

David H. Lesser

Chairman & CEO